Exhibit 21.1

SUBSIDIARIES OF REGISTRANT

1.	Aquamed Technologies, Inc., a corporation organized under the laws of California (wholly owned).

2.	Oculus Technologies of Mexico, S.A. de C.V., a corporation organized under the laws of Mexico (wholly owned).

3.	Sonoma Pharmaceuticals Netherlands B.V., a corporation organized under the laws of the Netherlands (wholly owned).